Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Registration Statement on Form F-3 of VCI Global Limited and its subsidiaries (collectively the “Company”) of our report dated April 30, 2024, relating to the audit of the consolidated statement of financial position of the Company as of December 31, 2023, and the related consolidated statement of profit or loss and comprehensive income (loss,) changes in equity, and cash flows for the year ended December 31, 2023 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
May 17, 2024	Certified Public Accountants
PCAOB ID: 1171